September 26, 2005


Mail Stop 4561


Noah J. Hanft, Esq.
General Counsel and Secretary
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

RE:		MasterCard Incorporated
      File No. 0-50250
Preliminary Proxy Statement on Form 14A
		Filed on September 15, 2005

Dear Mr. Hanft:

      This is to advise you that we are limiting our review of the above proxy statement to the following matter:

1. We note that approval of the Second Amended and Restated Certificate of Incorporation (Proposal 1) would result in an automatic reclassification of your currently outstanding shares of class A redeemable preferred stock into shares of Class B Common Stock and Class M Common Stock. Please tell us the exemption or exemptions from registration upon which you intend to rely for issuance of the Class B Common Stock and Class M Common Stock, and provide us with facts which tend to support your use of such exemption or exemptions.

      We will not conduct any further review of the proxy statement.
As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities
Exchange
Act of 1934.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, prior to filing your definitive information statement, please furnish a letter, acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3495.


      Sincerely,



Elaine Wolff
Branch Chief


Cc:	Vincent Pagano, Jr., Esq.  (via facsimile)
	Joshua Ford Bonnie, Esq. (via facsimile)
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Noah J. Hanft, Esq.
MasterCard Incorporated
September 26, 2005
Page 2